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                                          January 3, 2008


VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


                    Met Investors Series Trust (the "Trust")
                   Preliminary-Proxy Statement on Schedule 14A
                                 CIK 0001126087
                               File No. 811-10183


Ladies and Gentlemen:

     This letter is in response to certain comments from Ms. Alison White of the Staff with respect to the Trust's Preliminary Proxy Statement filed with the Commission on December 28, 2007. Where noted, changes, as applicable, have been made to the Proxy Statement. All page references refer to the pages of these documents which have been marked to show changes from the previous versions included in the Preliminary Proxy Statement.

1. Comment: The number of portfolios of the Trust listed in the section on "Information about the Board Nominees" is 44. The footnote to this section lists 36 portfolios of the Trust. Please reconcile.

     Response: The footnote on page 12 has been corrected.


2. Comment: Pursuant to Section 407(b)(1) of Reg. S-K, include in the proxy the name of each incumbent director who during the last full fiscal year attended fewer than 75% of the total number of board and committee meetings in which he or she served.

     Response: Section 407(b)(1) of Reg. S-K only requires disclosure if a trustee did not attend at least 75% of the board and committee meetings. Since all of the Trust's trustees attended at least 75% of such meetings, no additional disclosure is required.


3. Comment: Pursuant to Section 407(c)(2)(vii) of Reg. S-K, with respect to new nominees to the Board, state what category of persons (security holder, director, chief executive officer, other executive officer or employee of the investment adviser, principal underwriter or any affiliate) recommended each nominee.

     Response: Additional disclosure has been added to page 14.

     Comment: Include Tandy language in your response letter.

4.   Response: The reported language is included in this letter.


     In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
(2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to filing; (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Trust will file its definitive Proxy Statement on or about January 7, 2008.

     If you have any questions, please feel free to call me at (202) 775-1205.

                                                   Very truly yours,


                                                   /s/ Robert N. Hickey
                                                   -------------------------
                                                   Robert N. Hickey

Enclosures

cc:      Elizabeth M. Forget
         Jack Huntington
         Bryan Anderson



Board Nominee for Interested Trustee:


                                           Term of                                             Number of
                                            Office                                             Portfolios
                                             and                                                in Fund
                             Positon(s)   Length of                                            Complex+         Other
                             Held with      Time              Principal Occupation(s)           Overseen     Directorships
                             the Trust     Served             During Past 5 Years              by Trustee     Held by Trustee
   Name and Age
   -------------             ---------   ----------           -------------------              ----------    ----------------
  Elizabeth M. Forget*  (41)    President   Indefinite;  Since May 2007, Senior Vice             81          Director,
                              and Trustee   From         President, MetLife, Inc.; since                     Metropolitan Series
                                            December     December 2000, President of Met                     Fund, Inc. and
                                            2000 to      Investors Advisory LLC; since                       Metropolitan Series
                                            present.     May 2006, President of MetLife                      Fund II since
                                                         Advisers LLC; from December 2003                    August, 2006.
                                                         to April 2007, Vice President,
                                                         MetLife, Inc.


* Ms. Forget is an "interested person" of the Trust as a result of her affiliation with the Manager and the Distributor.


+ The Fund Complex includes the Trust (44 portfolios), Metropolitan Series Fund, Inc. (36 portfolios) and Metropolitan Series Fund II (1 portfolio).


Correspondence intended for each Trustee may be sent to the attention of the individual Trustee or to the Board at Met Investors Series Trust, 5 Park Plaza, Suite 1900, Irvine, CA 92614. All communications addressed to the Board of Trustees or individual Trustees will be logged and sent to the Board or individual Trustee.

Officers of the Trust

The following table presents certain information regarding the current officers of the Trust, including their principal occupations which, unless specific dates are shown, are of more than five years duration.



                                            Term of
                                            Office and
                            Position(s)     Length of
                            Held with       Time Served                Principal Occupation(s)
       Name and Age         the Trust                                   During Past 5 Years
       -------------        ---------       -----------                 -------------------

Jeffrey A. Tupper           Chief           From August   Since October 2006, Assistant Vice President, MetLife Group, Inc.
(37)                        Financial       2002 to       Since February 2001, Assistant Vice President of MetLife Investors
                            Officer,        present.      Insurance Company.
                            Treasurer

Michael K. Farrell          Executive       From August   Since December 2005, Executive Vice President, MetLife, Inc.; since
(54)                        Vice            2002 to       July 2002, Chief Executive Officer of MetLife Investors Group, Inc.
                            President       present.      and Met Investors Advisory LLC; since April 2001, Chief
                                                          Executive Officer of MetLife Resources and Executive Vice President
                                                          of Metropolitan Life Insurance Company; since
                                                          January 1990, President of Michael K. Farrell Associates, Inc.
                                                          (qualified retirement plans for non-profit organizations).

Richard C. Pearson          Vice            From December Since July 2002, President or Executive Vice President of MetLife
(64)                        President and   2000 to       Investors Distribution Company; since January, 2002, Secretary of Met
                            Secretary                     present. Investors Advisory LLC; since January 2001, Senior
                                                          Vice President, General Counsel and Secretary of MetLife Investors Group,
                                                          Inc.; since November 2000, Vice President, General Counsel and
                                                          Secretary of Met Investors Advisory LLC; from 1998 to November
                                                          2000, President, Security First Group, Inc.


Jeffrey P. Halperin         Chief         From November   Vice President, Corporate Ethics and Compliance Department, MetLife,
(40)                        Compliance    2005 to         Inc. (October 2002 - present); Interim Chief Compliance Office of
                            Officer       present.        funds sponsored by MetLife and its affiliates (November 2005 to present); Associate to Goldman Sachs & Co. (May 2000 - July 2001).

Mary Moran Zeven            Assistant     From October    Senior Vice President and Senior Managing Counsel (2002 to present)
                            Secretary     2001 to         and Vice President and Associate Counsel (2000 to 2002), State Street
2 Avenue de Lafayette                     present.        Bank and Trust Company; Vice President and Counsel, PFPC, Inc.
Boston, Massachusetts 02111                               (1999-2000).
 (47)

William C. Cox              Assistant     From November   Since 1997, Vice President and Senior Director, Fund Administration
                            Treasurer     2004 to         Division, State Street Bank and Trust Company.
2 Avenue de Lafeyette                     present.
Boston, Massachusetts
02111

(41)


Board Committees

The Board of Trustees has three standing committees: the Audit Committee, the Nominating, Governance and Compensation Committee, and the Valuation Committee.

Audit Committee. The Audit Committee consists of all of the Independent Trustees. The Audit Committee's function is to recommend to the Board independent accountants to conduct the annual audit of the Trust's financial statements; review with the independent accountants the outline, scope and results of the annual audit; and review the performance and fees charged by the independent accountants for professional services. In addition, the Audit Committee meets with the independent accountants and representatives of management to review accounting activities and areas of financial reporting and control. The Audit Committee held four meetings during the fiscal year ended December 31, 2007.

Nominating, Governance and Compensation Committee. The Nominating, Governance and Compensation Committee consists of all of the Independent Trustees. The Nominating, Governance and Compensation Committee has a charter and the Committee's function is to nominate and evaluate Independent Trustee candidates and review the compensation arrangement for each of the Trustees. Given the nature of the Trust, in that its assets are used to fund the benefits under variable annuity and life insurance plans, the Nominating, Governance and Compensation Committee will not consider nominees recommended by shareholders. The Nominating, Governance and Compensation Committee held six meetings during the fiscal year ended December 31, 2007. A copy of the Nominating, Governance and Compensation Committee's charter is attached as Appendix A.

When evaluating a person as a potential nominee to serve as an Independent Trustee, the Nominating, Governance and Compensation Committee will generally consider, among other factors: (i) whether the person is "independent" and otherwise qualified under applicable laws and regulations to serve as a Trustee;
(ii) whether the person is willing to serve, and willing and able to commit the time necessary for attendance at meetings and the performance of the duties of an Independent Trustee; (iii) the contribution that the person can make to the Board and the Portfolios, with consideration being given to the person's business, academic or other experience and education and to such other factors as the Committee may consider relevant; (iv) the character and integrity of the person; and (v) desirable personality traits, including independence, leadership and ability to work with others. It is the intent of the Nominating, Governance and Compensation Committee that at least one Independent Trustee be an "audit committee financial expert" as such term is defined by the SEC. The process of identifying nominees involves the consideration of candidates recommended by one or more of the following sources: current Trustees, officers, and any other source the Nominating, Governance and Compensation Committee deems appropriate. In addition, the Nominating, Governance and Compensation Committee may use the services of a professional search firm to identify or evaluate or assist in identifying or evaluating potential candidates or nominees.


Susan C. Gause was recommended to the Nominating, Governance and Compensation Committee by an Independent Trustee and Robert Boulware was recommended to the Committee by the chief executive officer of the Trust's investment manager.


Valuation Committee. The Valuation Committee currently consists of Elizabeth M. Forget, Richard C. Pearson, Jeffrey Tupper, Thomas McDevitt, Bryan Andersen and such other officers of the Trust and the Manager, as well as such officers of any adviser to any Portfolio as are deemed necessary by Ms. Forget, Mr. Pearson, Mr. Tupper, Mr. McDevitt or Mr. Andersen from time to time, each of whom shall serve at the pleasure of the Board of Trustees as members of the Valuation Committee. The Valuation Committee determines the value of any of the Trust's securities and assets for which market quotations are not readily available or for which valuations cannot otherwise be provided. The Valuation Committee held 21 meetings during the fiscal year ended December 31, 2007.